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                                    EXHIBIT 8.2.7.

CREDIT REPORT GOES EFFECTIVE
Thursday December 2, 2004

WASHINGTON, D.C., Dec. 2, 2004 (MARKET WIRE) -- AXcess News has released a story covering a new law to protect consumers from credit fraud that became effective Wednesday.

Called the Fair and Accurate Credit Transactions Act of 2003 (FACTA), the new law amends the Fair Credit Reporting Act (FCRA). Thirteen western states have begun offering consumers free reports as of December 1.

Credit fraud has become rampant and the FTC pushed FACTA through in the hopes that consumers would have better access to their credit information to thwart potential theft of personal information.

The growth in credit and debt card use is partially to blame for the rise in identity theft. Last month, AXcess News reported on the Check 21 Act, which permits the immediate withdrawal of funds from checking accounts (See, "Debit Card Use Rising, Fueled by Newer Technologies").

Debit and credit card use is rising and with it comes the problem of managing those transactions securely, which has spawned new industry providers who must not only manage transactions for issuers and merchants alike, they now have to fulfill security demands as well.

Morgan Beaumont, Inc. (OTC BB: MBEU) is one of those new providers and since first mentioned in last month's story, the Sarasota, Florida-based software company has caught the eye of Merrick Bank in Utah. Merrick provides credit card services to over 550,000 customers nationwide. MBEU inked a deal with the bank to issue Merrick Debit and Stored Value cards for use with Morgan's proprietary POS software and national cash loading network. Roll out will begin in December 2004.

The deal gave Morgan Beaumont a MasterCard Third Party Processor designation, which according to MBEU CEO Cliff Wildes will open new doors for their software platform's market.

Last month also saw the big bank era of dominating credit card issuance tumble when American Express filed a law suit in the Supreme Court against Visa, MasterCard and eight major bank partners (See, "Visa and MasterCard Sued for Antitrust Violations") for antitrust violations.

Because of the court rulings, U.S. banks will be able to develop and offer card products that will be processed on any of the competing merchant networks, ending what was a monopoly controlled by Visa and MasterCard.

Capital One and Providian National Bank, two of the largest credit card issuers in the USA, were named in that suit.

With the court's ruling in favor of American Express, companies like Morgan Beaumont may become more viable for those lenders who want to offer more credit card services.

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This is an excerpt of the story. Please go to http://www.axcessnews.com to access our news. Access is free and readers will find more information there on the debit card technologies being deployed as well as the companies mentioned above. Thank you.

                         Copyright (C) 2004 Market Wire
           News Copyright (C) 2004 Interest!ALERT All rights reserved.